SEASTAR MEDICAL HOLDING CORP.
3513 Brighton Blvd, Suite 410
Denver, CO 80216

December 20, 2023

VIA EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Abby Adams

Re:	Acceleration of Effective Date SeaStar Medical Holding Corporation Registration Statement on Form S-3 (File No. 333-275968)

Dear Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SeaStar Medical Holding Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, December 22, 2023, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Morgan, Lewis & Bockius LLP, requests by telephone that such Registration Statement be declared effective.

The Registrant respectfully requests that you notify Mr. Albert Lung of Morgan, Lewis & Bockius LLP of such effectiveness by a telephone call to (650) 843-4000 or via email at albert.lung@morganlewis.com.

Very truly yours,

SeaStar Medical Holding Corp

By:	/s/ Eric Schlorff
Eric Schlorff
Chief Executive Officer